

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

Via E-mail
Adam S. Grossman
Chief Executive Officer
ADMA Biologics, Inc.
133 Summit Avenue, Suite 22
Summit, New Jersey 07901

  Re: ADMA Biologics, Inc.
     Form 8-K
     Filed February 13, 2012
     File No. 000-52120

Dear Mr. Grossman:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Safe Harbor Statement Under the Private Securities Litigation Reform Act, page 2

1. Please remove reference to the safe harbors of the Private Securities Litigation Reform Act of 1995 including Section 27A of the Securities Act and Section 21E of the Exchange Act given that you appear to be a penny stock issuer, or tell us why this is not necessary. Please refer to Section 27A(b)(1)(C) of the Securities Act and 21E(b)(1)(C) of the Exchange Act.

Additional Information Required Pursuant to Form 10, page 10

Business of ADMA, page 10

General

2. Please revise to define industry specific terms when first used, such as "immune globulins," "polyclonal," and "RSV," on page 10 and "PIDD" on page 11.

Overview, page 10

3. Please balance the disclosure in the second paragraph to clarify, as indicated on page 21, that the results of your Phase II clinical trials may not be indicative of future results.

4. We note the statement in the second paragraph that ADMA is preparing to conduct a Phase III clinical trial "in order to gain FDA approval" of RI-001. Please revise to state that the FDA may require additional Phase III trials and Phase IV trials after this planned Phase III trial. Additionally please revise to clarify that it is possible that the FDA may not grant approval.

Business of ADMA, page 10

5. Please revise to discuss how you have developed RI-001. Explain whether you developed it internally or acquired it from another party.

Background of the Plasma Industry, page 11

6. Please refer to the second paragraph on page 11. Please refrain from referring to compound growth rates here and elsewhere as these represent two discrete snapshots in time but do not show trends or events during the remaining period. Otherwise, please revise to disclose the information in a manner that conveys the interim trends or events and presents a more complete picture of the worldwide revenue growth within the industry.

7. Please refer the second paragraph on page 11 regarding the $11.8 billion worldwide market and $4.5 billion United States market for the plasma industry, the third paragraph on page 11 regarding the $5.1 billion worldwide IGIV market, and the fourth paragraph on page 11 regarding the $900 million worldwide hyperimmune products market. Please revise to state, if true, that RI-001, if approved for treatment of PIDD by the FDA, would represent only a sub-segment of each of these markets. Additionally please balance references to worldwide markets by stating that you currently only have plans for gaining regulatory acceptance in the United States.

Our Strategy, page 11

8. For each business initiative you list, please revise to provide a timeline including milestones and the costs you will face at each step along the way. Discuss what steps you have taken so far. Explain when you expect each initiative to generate revenue. Additionally, please explain which initiatives will require you to raise additional capital.

9. Please revise to address your strategy in the event the FDA requires additional Phase III trials or Phase IV trials. Discuss a timeline including costs and whether additional capital would be needed.

10. You state here that ADMA BioCenters received its FDA license in August 2011. We also note on page F-6 of Exhibit 99.2 that you founded ADMA BioCenters Georgia, Inc. on April 3, 2008. Please tell us, with a view towards revised disclosure, what operations were conducted by the facility prior to receiving the FDA license and when the facility began collecting plasma.

Our Product Candidate, page 12

11. Please tell us, with a view towards revised disclosure, why you believe RI-001 will be clearly differentiated from currently marketed IGIV products.

Manufacturing and Supply, page 13

12. We note that you have filed the manufacturing and supply agreements with Biotest Pharmaceuticals Corporation as material contracts. Please revise this section to disclose the material terms of these agreements. Please also disclose more specifically to what extent you intend to rely on third parties for blood plasma sourcing.

13. Please disclose the precautions your manufacturer is required to take to protect your trade secrets.

Intellectual Property, page 14

14. Please revise to state, as indicated on page 22, that you do not own any issued patents and do not have any patent applications in process.

Government Regulation and Product Approval, page 14

15. Please revise to address the regulation and licensing of ADMA BioCenters.

Risk Factors, page 18

16. We note the reference to known "and unknown" risks and the statement that "[t]he risks described below are not the only ones the Company will face." All material risks should be discussed in this section. If risks are not deemed material they should not be mentioned. Please revise accordingly.

17. Please revise to include a risk factor discussing, if true, that your Chief Executive Officer has no experience managing a public company.

To date, we have generated limited product revenues, page 18

18. Please revise to state, as indicated on page 34, that you estimate you will run out of funds after the third quarter of 2013, but may run out sooner and require additional capital sooner.

We do not own any issued patents, page 22

19. Please provide a separate risk factor addressing risks that third parties may obtain patents and that you would then be infringing on those patents unless you negotiate appropriate licenses.

Management's Discussion and Analysis or Plan of Operation, page 31

Results of Operations, page 31

20. Please consider including a tabular presentation of period to period comparative data for clarity in addition to your narrative discussion.

Liquidity and Capital Resources, page 34

21. You state here that you expect your existing cash will be sufficient to fund your operations through the third quarter of 2013. You state on page 11, however, that you anticipate potential FDA approval of RI-001 by year-end 2014 and you intend to commercialize thereafter. Please address this potential funding shortfall more specifically, including your intended courses of action to remedy the deficiency.

22. Please revise your discussion here to specifically state that the auditors' report expressed substantial doubt as to your ability to continue as a going concern similar to the disclosure on page 18. Filings with such accountants' reports must contain appropriate and prominent disclosure of financial difficulties and viable plans to overcome these difficulties. Refer to Section 607.02 of the Financial Reporting Codification for guidance.

Summary Compensation Table, page 39

23. We note the statement on page 40 that Mr. Grossman received a bonus of $50,000 in connection with his 2011 performance. Please explain why you have not included this amount in the Summary Compensation Table as 2011 compensation.

Certain Relationships and Related Transactions, and Director Independence, page 41

24. Please revise to quantify the estimated amount of reimbursed legal fees, as discussed in the first paragraph.

25. Please disclose the number of shares underlying the common stock purchase warrants in the first paragraph under "Note Financings."

Other Related Party Transactions, page 42

26. Please revise to identify the "affiliate of the Placement Agent." Additionally please revise to identify the "bank of which Dr. Grossman serves as a director…."

Description of Registrant's Securities to be Registered, page 43

27. You state that the summary of certain provisions of your capital stock is qualified by the "provisions of applicable law." Such a qualification is inappropriate unless you file these provisions of applicable law as exhibits to the current report. Please revise accordingly.

Note 2 – Summary of Significant Accounting Policies

Inventory, page F-6

28. We note your disclosure on page 31 of your Form 8-K that, during the nine months ended September 30, 2011, you incurred a loss on sale of research and development inventory of $1,934,630 because you disposed of your inventory of high priced, high titer plasma that you had previously acquired to conduct research and development for a second product that was subsequently abandoned. Please revise your disclosures in the Form 8-K and in this note to indicate the total amount of inventory sold at book value, proceeds received, and loss taken on sale.

29. Further, we note your inventory policy indicates inventory is carried at the lower of cost or market. Given the significant loss on sale of plasma inventory taken during the nine months ended September 30, 2011, it appears the market value of remaining inventories may be significantly less than their carrying value. Please tell us how you have considered the remaining plasma inventory for impairment.

30. As a related matter, we note your disclosure on page 10 of your Form 8-K that you own and operate ADMA BioCenters, an FDA-licensed source plasma collection facility that collects source plasma that may be manufactured into finished goods by third-party manufacturers or sold in the open market. Please tell us why you have not recorded the sale of the plasma inventory as revenue and the related cost of such plasma as cost of sales within operations on your Condensed Consolidated Statements of Operations on page F-3. Include in your response whether ADMA BioCenters has sold plasma to third party manufacturers or in the open market for any period presented.

Exhibit 10.10

31. Please refile this material contract in its entirety, including Exhibit A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

Adam S. Grossman
ADMA Biologics, Inc.
March 9, 2012
Page 7

cc: Roland S. Chase
        SNR Denton US LLP